Filed by Ocean Energy, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Act of 1934
Subject Company: Ocean Energy, Inc.
Commission File No. 1-8094

     Devon and Ocean will file a proxy statement/prospectus and other documents regarding the proposed merger described in this press release with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about Devon and Ocean and the proposed transaction. A definitive proxy statement/prospectus will be sent to security holders of Devon and Ocean seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Devon and Ocean with the SEC at the SEC’s web site at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to Devon Energy Corporation, 20 North Broadway, Oklahoma City, Oklahoma 73102-8260, Attention: Investor Relations, telephone: (405) 552-4570, e-mail: or to Ocean Energy, Inc, 1001 Fannin Street, Suite 1600, Houston, Texas 77002-6794, Attention: Investor Relations, telephone: (713) 265-6161, e-mail: ir@oceanenergy.com.

     Devon and Ocean and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Devon and Ocean in connection with the merger. Information about Devon and Ocean and their respective directors and officers can be found in Devon’s and Ocean’s respective Proxy Statements and Annual Reports on Form 10-K filed with the SEC. In addition, information regarding the interests of Ocean's directors and officers in the merger may be found in the Schedule 14A filed by Ocean on February 24, 2003. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

Larry Nichols Chairman & CEO Jim Hackett President & COO FEBRUARY 2003

Strategy & Vision Larry Nichols Chairman & CEO

Information provided in this presentation includes "forward-looking statements" as defined by the Securities and Exchange Commission. Forward-looking statements are identified as "forecasts, projections, estimates, plans, expectations, targets, etc." and are subject to a variety of risk factors. For representative risk factors that could cause Devon's and Ocean's actual results to differ materially from the estimates contained herein, refer to previously filed public documents. Safe Harbor

For Immediate Release... February 24, 2003 - Devon Energy & Ocean Energy to merge creating the largest U.S. independent oil and gas company.

Transaction Summary Structure: Non-taxable merger Market exchange ratio: 0.414 DVN per OEI share (?73.4 million common shares) Pro forma equity ownership: 68% Devon and 32% Ocean

Path To Completion February 24: DVN and OEI announce merger March: File preliminary proxy materials April: File definitive proxy materials May: Shareholder meetings May: Close merger

Governance Board of Directors: 9 Devon and 4 Ocean Chairman and CEO: Larry Nichols President and COO: Jim Hackett Corporate headquarters: Oklahoma City

Strategic Rationale Complementary strengths Devon's North American gas position Ocean's international / deepwater exploration expertise Multi-year growth profile Enhanced financial strength Significant synergies

Proved reserves: ? 2.2 Billion BOE Current production: 653,000 BOED Enterprise value: ? $20.5 Billion Production profile: 90% North American Production mix: 63% gas / 37% liquids Reserves/production ratio: 9+ years The Combined Company Note: Production based on fourth quarter 2002 reported results. BOE represents barrels of oil equivalent. BOED represents barrels of oil equivalent per day.

Financial Ratios Net Debt(1) / Cash Margin(2) 3.8x 3.4x EBITDA(2) / Interest(2) 4.4x 5.3x Net Debt(1) / Capitalization 61% 52% (1) Maturity value of debt as of 12/31/02 +/- net working capital, net of $471 MM of ChevronTexaco stock owned by Devon. (2) Full year 2002 as reported. Excludes gains on property dispositions and related taxes. Devon 12/31/02 Pro Forma 12/31/02

Total Daily Oil & Gas Production Devon Pro Forma EnCana Anadarko Oxy Devon Unocal Apache Pro Forma Burlington Canadian Natural Talisman Kerr-McGee 494.7 621.8 535.3 518.3 494.7 450.5 436.8 410.7 383.9 350.5 310 158.2 Note: Based on most recently available data. Assumes 20% royalty rate for EnCana, Canadian Natural and Talisman. MBOED represents thousand barrels of oil equivalent per day. (MBOED)

Complementary Asset Base Mid-Continent 127 26 153 23% Gulf/Gulf Coast 81 63 144 22% Permian Basin 57 6 63 10% Rocky Mountains 47 6 53 8% West Africa 8 42 50 8% Other International 1 15 16 2% Canada 174 - 174 27% Total 495 158 653 100% Note: Based on fourth quarter 2002 reported production. Devon (MBOED) Ocean (MBOED) Combined (MBOED) % Total 4th Quarter Daily Production

Mid-Continent Permian Rocky Mountains Gulf/Gulf Coast Canada West Africa Other International 0.29 0.09 0.107 0.06 0.36 0.003 0.09 Reserve Distribution Note: Estimated proved reserves as of 12/31/02. Mid-Continent Permian Rocky Mountains Gulf/Gulf Coast Canada West Africa Other International 0.27 0.08 0.09 0.14 0.26 0.07 0.09 West Africa 0.3% Rocky Mountains 10.7% Devon Devon Pro Forma Mid-Continent 27% Gulf/ Gulf Coast 14% Rocky Mountains 9% Permian 8% Canada 26% West Africa 7% Other International 9% Other International 9% Mid-Continent 29% Gulf/ Gulf Coast 6% Permian 9% Canada 36%

North American Assets Stable, high-margin production base Deepwater expertise / proven track record Non-conventional gas expertise Diversified organic growth portfolio

North American E&P Focus Canada Rocky Mountains Mid-Continent Permian Gulf of Mexico/Gulf Coast Gas Oil 0.69 0.31 Liquids 31% Gas 69% N.A. Pro Forma Production: 587 MBOED

Dominant in North American Gas ECA Devon Pro Forma BR APC CNQ 2.423 2.418 1.746 1.682 1.116 Devon Among Independents (BCFD) Note: Production based on most recently available data and pro forma for merger of Devon and Ocean. Assumes 20% royalty rate for EnCana and Canadian Natural. BCFD represents billion cubic feet per day. (BCFD) Devon Among the Majors BP XOM Devon Pro Forma CVX RD 4.138 3.251 2.418 2.341 2.179

High-Impact International Assets Brazil China Egypt Azerbaijan Exploration Production / Development West Africa

Asset Power Jim Hackett President & COO

Dominant North American gas position Significant low-risk growth projects Diversified high-impact exploration inventory What "Asset Power" Means

Foothills Deep Basin Barnett Shale Deepwater Gulf of Mexico Significant Low-Risk Growth North American Opportunities Ark-La-Tex Powder River CBM Washakie

Deepwater Gulf of Mexico Development N. Boomvang W. Boomvang E. Boomvang Balboa Nansen N.W. Navajo Navajo W. Navajo Trident Magnolia Zia Merganser Cascade Pecten/Maria Firebird Angus Manatee Orion LOUISIANA Vortex Red Hawk 2001 2002 2003e 2004e MMCFED MBOED 23.2 37.6 62.1 76.6 Devon Ocean Devon & Ocean

Deepwater Gulf of Mexico Development N. Boomvang W. Boomvang E. Boomvang Balboa Nansen N.W. Navajo Navajo W. Navajo Trident Magnolia Zia Merganser Cascade Pecten/Maria Firebird Angus Manatee Orion LOUISIANA Vortex Red Hawk 2001 2002 2003e 2004e MMCFED MBOED 23.2 37.6 62.1 76.6 Devon Ocean Devon & Ocean Balboa N. Boomvang Nansen N.W. Navajo W. Boomvang Navajo E. Boomvang W. Navajo

Deepwater Gulf of Mexico Development N. Boomvang W. Boomvang E. Boomvang Balboa Nansen N.W. Navajo Navajo W. Navajo Trident Magnolia Zia Merganser Cascade Pecten/Maria Firebird Angus Manatee Orion LOUISIANA Vortex Red Hawk 2001 2002 2003e 2004e MMCFED MBOED 23.2 37.6 62.1 76.6 Devon Ocean Devon & Ocean 4" RIGID INSULATED JUMPER SOUTH PASS 89 "B" UTA HORIZONTAL TREE WITH POD INSULATED PLET UMBILICAL 5.563" OD UNINSULATED PIPE HYDRAULIC FLYING LEAD ELECTRICAL AND HYDRAULIC FLYING LEADS

Deepwater Gulf of Mexico Development N. Boomvang W. Boomvang E. Boomvang Balboa Nansen N.W. Navajo Navajo W. Navajo Trident Magnolia Zia Merganser Cascade Pecten/Maria Firebird Angus Manatee Orion LOUISIANA Vortex Red Hawk 2001 2002 2003e 2004e MMCFED MBOED 23.2 37.6 62.1 76.6 Devon Ocean Devon & Ocean

1999 2000 2001 2002 2003e MMCFED 92.9 174.3 283.6 430.6 565 MBOED 15.5 29.1 47.3 71.8 94.2 Barnett Shale Net acreage: 545,000 Working interest: 95% Current production: 500 MMCFED Producing wells: ?1,200 Low-risk drilling locations: >2,000 2003 plans: Drill >400 wells Fort Worth 10 Miles Lower Frac Barrier Absent Barnett Producing Well Devon Acreage Step-Out Location (Expansion Area) Future Location (Core) Denton Oil Prone Dry Gas Prone Expansion Area Core Area OK TX

NE BC 1,810,000 Acres Northern Plains 2,720,000 Acres Lloydminster 1,670,000 Acres Central 1,150,000 Acres Foothills 640,000 Acres Deep Basin 800,000 Acres Peace River Arch 1,100,000 Acres Alberta B.C. Alberta Sask. Canadian Operations ECA DVN CNQ TLM BR APC 16200 10233 9271 4554 4468 3554 Pacific Ocean Hudson Bay B.C. Alberta 60o Sask. Northwest Territories Alaska

1999 2000 2001 2002 2003e MMCFED 11.3328 52.8864 93.054 134.5296 143.1888 MBOED 1.8888 8.8144 15.509 22.4216 23.8648 Net acreage: 800,000 Working interest: 48% Current production: ?115 MMCFD and ?4,000 BOD Cretaceous and Devonian targets Primarily winter access 2003 plans: Drill 100 wells Elmworth Wapiti Karr Bilbo Pinto Leland/Wild Hiding Edson Grand Prairie B.C. Alberta Sask. 60o Canada - Deep Basin

Net acreage: 640,000 Working interest: 53% Current production: ? 110 MMCFD and ? 950 BOD Shallow sweet and deep sour gas 2003 plans: Drill 30+ wells Narraway Lynx Coleman Falls Grizzly Bighorn Moose Findley Sikanni Alberta B.C. B.C. Alberta Sask. 60o Canada - Foothills 1999 2000 2001 2002 2003e MMCFED 52.508 57.7588 73.34112 101.40412 112.0276 MBOED 8.751333333 9.626466667 12.22352 16.90068667 18.67126667

Panyu Project CHINA ACG Field AZERBAIJAN Zafiro Field EQUATORIAL GUINEA Significant Low-Risk Growth International Opportunities

1999 2000 2001 2002 2003e 2004e MMCFED MBOED 20.1 22.9 30.4 33 41.5 50 Zafiro Field - Equatorial Guinea Maritime Boundary ZAFIRO Bioko Island Gabon E.G. Nigeria Cameroon Block B Block C Block D Block N La Cieba Atlantic Ocean Atlantic Ocean Field size: ? 26,000 acres Working interest: 25% Producing wells: 37 New FPSO ready for production in September 2003 2003 plans: reach peak rate of 50 MBOD net

1998 1999 2000 2001 2002 2003E 2004E Production 16.626 19.379 22.798 30.442 33.3 41.3 51.2 MBOPD Jade Platform Southern Expansion Area Net Production 1995 1996 1997 1998 1999 2000 2001 2002 2003+(E) Production 0 4.12 23.64 52.41 86.7 PDP 0 19.35 36.7 45.74 87.203 PDN 0 6.32 14.33 4.47 0 PUD 14.38 62.95 126.81 144.54 147.124 PROB 66.98 89.9 96 126.45 128.6882 POSS 50.6 76.37 43.46 61.19 62.27 MMBO Growing Assets Gross Barrels (EUR's) Zafiro Field - Equatorial Guinea

Working interest: 25% Gross reserves: 82 MMBO Target rate of 15,000 BOD net in 2004 Attractive economics: project payout in 1.5 years 2003 plans: Complete construction of two platforms connecting to leased FPSO First production expected Q4 Indian Ocean C H I N A Panyu Development Project

'03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 MMCFED MBOED 0.54939726 0.616246575 1.02460274 1.786219178 3.26509589 4.213534247 51.15758904 49.81161644 40.74142466 36.90646575 26.44572603 22.45567123 21.50367123 21.40961644 21.42882192 19.68660274 17.84915068 15.39758904 ACG Field - Azerbaijan 5.63% carried interest Operator: BP Gross production: 142,000 BOD Drilling results exceeding expectations Gross proven reserves: 4.6 BBO Ultimate gross potential: >6 BBO Three phase field development commenced in 2002 ACG Field BTC Route ACG Unit Net Production Targets

High Impact Exploration Opportunities Mackenzie Delta Barnett Shale Upside Deepwater GULF OF MEXICO South Atlantic Margin BRAZIL & WEST AFRICA

Largest exploratory land holder 1.5 million net acres 46% average working interest Multiple onshore prospects: >200 BCF Evaluating several offshore prospects: >500 BCF Momentum building for Mackenzie Valley pipeline Startup planned for 2007/2008 2003 plans: Currently drilling 2 exploration wells Mackenzie Delta / Beaufort Sea Large Reserve Potential Yukon Northwest Territories Beaufort Sea NAPARTOK PROSPECT (Drilling) TUK M-18 (2002 Discovery) NUNA PROSPECT (Drilling)

Barnett Shale - Exploration Potential Net acreage outside core area and expansion area: 335,000 6 horizontals producing Initial production: 2.5-4.5 MMCFD Well cost: $1.3 MM Vertical wells: Initial production: 0.7-1.0 MMCFD Well cost: $0.75 MM Future of horizontals Development of exploration area Well count reduction Fort Worth Denton 20 Miles Horizontal test Vertical test Seismic program Devon Acreage Full Barnett Core Parker Co. Tarrant Co. Denton Co. Wise Co. Johnson Co. Lower Barrier Frac Absent Core Producing Area

devon

# Multi-Year Deepwater Inventory



Discovery/Development
Inventory
LOUISIANA
TEXAS
Doc
Colorado
Shiner Deep
Paladin
Cello
Goldfield
Cabot
Coronado
N Boomvang
Balboa
W Boomvang
Drake
Bering
Golden
Nansen
Vespucci
Chimayo
E Boomvang
NW Navajo
W Navajo
Navajo
Kilimanjaro
Troon
Boomer
Yellowstone
Fast Break
Leadville
Aztec
Salida
Eagles Cap
Kelly
Sardinia
Trident
Aruba
Blackhawk
Bass
Magnolia
Antero
Wolf Creek
Tuscany W
Concho 2
Red Hawk
Red Herring
Animas
Hansa
Tethys
Northern Cascades
Amistad
Independence
Higgs
Yorktown
Mac Duff
Concipcion
Rat Red
Red Snapper
Boston
Titan
Isle Royale
La Jolla
Jed
Intruder 2
Yorick
Mission
Phoebe
Proteus
Atlas
Cascade
Atlas SW
Hyperion
Neches
Baltimore
Bastogne
Scout
Trinity
Chaps
Zia
Blazer
Bourré
Guinness
Big Bass
Sierra Nevada
Elephant
Octopus
Showboat
Keystone
Goldeneye
Tembo
Emperor
Tuscany E
Mistral
Los Cabos
Merganser
Erie
Riptide
Serval
Paku
Vortex

South Atlantic Margin Exploration NIGERIA CAMEROON GABON CONGO ANGOLA GHANA COTE D'IVOIRE E.G. BRAZIL ARGENTINA Atlantic Ocean Atlantic Ocean BM-BAR-3 100% WI BM-C-8 45% WI BM-S-22 20% WI BM-C-15 65% WI Block-10 35% WI Block-24 40% WI Marine IX 50% WI Agali 50% WI 2nd Half '03 Block N 30% WI Block 256 95% WI Keta 56% WI Mid-'03

Dominant North American independent Diversified low-risk growth portfolio High-impact exploration opportunities Balance sheet strength / flexibility Track record of per share growth New Devon

Relative Price Performance Devon vs. Indices September 1988 - February 2003

Investor Notice Devon and Ocean will file a proxy statement/prospectus and other documents regarding the proposed merger described in this investor presentation with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about Devon and Ocean and the proposed transaction. A definitive proxy statement/prospectus will be sent to security holders of Devon and Ocean seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Devon and Ocean with the SEC at the SEC's web site at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to Devon Energy Corporation, 20 North Broadway, Oklahoma City, Oklahoma 73102-8260, Attention: Investor Relations, telephone: (405) 552-4570, e-mail: judy.roberts@dvn.com or to Ocean Energy, Inc., 1001 Fannin Street, Suite 1600, Houston, Texas 77002-6794, Attention: Investor Relations, telephone: (713) 265-6161, e- mail: ir@oceanenergy.com. Devon and Ocean and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Devon and Ocean in connection with the merger. Information about Devon and Ocean and their respective directors and officers can be found in Devon's and Ocean's respective Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.